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Exhibit

Exhibit            Description

99.1                 Announcement on 2022/04/28: To clarify news reported by Economic Daily News on April 28, 2022

99.2                 Announcement on 2022/05/03: UMC will attend investor conferences on 2022/05/10

99.3                 Announcement on 2022/05/06: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2022/05/16: UMC will attend investor conferences on 2022/05/18

99.5                 Announcement on 2022/05/23: To announce related materials on acquisition of right-of-use asset of land

99.6                 Announcement on 2022/05/24: To announce related materials on acquisition of intangible assets

99.7                 Announcement on 2022/05/25: UMC will attend investor conferences on 2022/05/30

99.8                 Announcement on 2022/05/25: To announce the related construction of factory buildings on rented land

99.9                 Announcement on 2022/05/06: April Revenue

99.10               Announcement on 2022/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To clarify news reported by Economic Daily News on April 28, 2022

1. Date of occurrence of the event: 2022/04/28

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Economic Daily News, A3

6. Content of the report:

The annual revenue YoY growth rate for the whole year will increase at least 20%, and the annual revenue will exceed NT$ 250 billion mark.

7. Cause of occurrence:

UMC did not announce any revenue forecast. Regarding to the Company’s financial and operating results, please refer to the public notice on MOPS.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2022/05/10

1. Date of institutional investor conference: 2022/05/10

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “9th Annual China Conference”, held by HSBC.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2022/02/14~2022/05/06

3. Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price:NT$17,950,025,425;

total transaction price:NT$17,950,025,425

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2022/05/18

1. Date of institutional investor conference: 2022/05/18

2. Time of institutional investor conference: 08:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Regional Tech Conference 2022 (Virtual)”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of right-of-use asset of land

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

The leasehold land at Pasir Ris Industrial Drive 1 at Pasir Ris Wafer Fab Park

2. Date of occurrence of the event: 2022/05/23

3. Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction unit amount: The land lease area is 111,750 square meters;

Unit price: SGD29.21(equivalent NTD621);

Total transaction price: SGD272,018.12(equivalent NTD5,791 thousand) per month;

Total amount of right-of-use assets: SGD44,837,358.02 (equivalent NTD954,587 thousand).

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

JTC Corporation; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: The rental is SGD272,018.12(equivalent NTD5,791 thousand) per month and paid monthly;

Restrictive covenants in the contract: none;

Lease period: 2022/07/16~2052/07/15;

Other important terms and conditions: JTC Corporation will regularly revise land rent based on the market land rent of industrial estate in Singapore every year.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction: The land rent is determined by JTC Corporation based on the market land rent of industrial estate in Singapore;

The reference basis for the decision on price: The land rent is determined by JTC Corporation based on the market land rent of industrial estate in Singapore;

The decision-making department: According the internal authorization procedure of the Company.

10. Name of the professional appraisal firm or company and its appraisal price:

CBRE Pte. Ltd.; SGD45,700,000 (equivalent NTD972,953 thousand).

11. Name of the professional appraiser: Png Poh Soon and Stella Chen

12. Practice certificate number of the professional appraiser: AD041-2009900J and AD041-2009932J

13. The appraisal report has a limited price, specific price, or special price: No

14. An appraisal report has not yet been obtained: Received

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For company business operation

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software license

2. Date of occurrence of the event: 2022/05/23~2022/05/24

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$522,962,194;

total transaction price: NT$522,962,194

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SIEMENS INDUSTRY SOFTWARE LIMITED, TAIWAN BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Matters related to the current disposal of creditors’ rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor’s rights, currently being disposed of, over such related party): NA

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

11. Net worth per share of the Company’s underlying securities acquired or disposed of: NA

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For production and R&D

16. Any dissenting opinions of directors to the present transaction: NA

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

21. Name of the CPA firm: NA

22. Name of the CPA: NA

23. Practice certificate number of the CPA: NA

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: NA

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.7

UMC will attend investor conferences on 2022/05/30

1. Date of institutional investor conference: 2022/05/30

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “2022 Innovative China Conference”, held by BofA Securities.

5. Any other matters that need to be specified: None

Exhibit 99.8

To announce the related construction of factory buildings on rented land

1. Type of contract: Construction Contract

2. Date of occurrence of the event: 2021/07/19~2022/05/25

3. Counterparty to the contract and relationship with the Company:

Gang-Wei Construction Co., LTD; non-related party transaction

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

Total Contract Amount: NT$1,038,560,000 (Accumulated purchase orders during the dates of the occurrence of the event);

Restrictive covenants, and other important terms and conditions: None.

5. Name of the professional appraisal firm or company and its appraisal opinion: NA

6. Name of the real property appraiser: NA

7. Practice certificate number of the real property appraiser: NA

8. Concrete purpose of the acquisition: For production and operation

9. Whether the counterparty of the current transaction is a related party: No

10. Whether the counterparty of the current transaction is a related party: No

11. Date of the board of directors’ resolution: NA

12. Date of ratification by supervisors or approval by the audit committee: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation

May 6, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
April	Net sales	22,796,461	16,382,058	6,414,403	39.16%
Year-to-Date	Net sales	86,219,281	63,479,070	22,740,211	35.82%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	500,000	500,000	30,199,084
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of April 30, 2022 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	13,463,030	17,471,350	135,895,877

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021 and April 27, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 149 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	353,040	0
Fair Value	0	0	(4,622)	0
Net profit (loss) from Fair Value	0	0	(4,622)	0
Written-off Trading
Contracts	0	0	3,360,901	0
Realized profit (loss)	0	0	(58,047)	0

Exhibit 99.10

United Microelectronics Corporation

For the month of April, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2022	Number of shares as of April 30, 2022	Changes
--	--	--	--	--
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2022	Number of shares as of April 30, 2022	Changes
--	--	--	--	--